CIBT EDUCATION GROUP INC.

Annual Information Form

For the year ended August 31, 2009

777 West Broadway, Suite 1200
Vancouver, British Columbia, V5Z 4J7
Tel:  604 871 9909
Fax:  604 871 9919
Website:  www.cibt.net

Dated:   December 3, 2009

TABLE OF CONTENTS

PRELIMINARY NOTES	2
CORPORATE STRUCTURE	3
Name, Address and Incorporation	3
Intercorporate Relationships	3
GENERAL DEVELOPMENT OF THE BUSINESS	5
Three Year History	5
Significant Acquisitions	5
DESCRIPTION OF BUSINESS	6
General	6
Production and Services	7
Specialized Skill and Knowledge	19
Competitive Conditions	20
Intangible Assets	20
Cycles	21
Employees	21
Properties of the Company	22
Foreign Operations	23
Bankruptcy and Similar Procedures	23
Reorganizations	24
Risk Factors	24
DIVIDENDS	31
DESCRIPTION OF CAPITAL STRUCTURE	31
Common Shares	31
MARKET FOR SECURITIES	31
Market	31
Trading Price and Volume	31
ESCROWED SECURITIES	32
DIRECTORS AND OFFICERS	32
Name, Occupation and Security Holding	32
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	33
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	34
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	34
TRANSFER AGENTS AND REGISTRARS	36
MATERIAL CONTRACTS	36
INTERESTS OF EXPERTS	36
ADDITIONAL INFORMATION	36
Audit Committee	36
General	37
APPENDIX A	38

PRELIMINARY NOTES

Purpose

This annual information form (“AIF”) is prepared in compliance with Part 6 of National Instrument 51-102 Continuous Disclosure Obligations, which requires a reporting issuer (that is not a venture issuer) to file an AIF on or before the 90th day after the end of the issuer’s most recently completed financial year, in the form prescribed as Form 51-102F2.

Date of Information

Throughout this AIF, CIBT Education Group Inc. is referred to as the “Company”.  Certain information herein is presented as at August 31, 2009, being the date of the Company’s most recently completed financial year.  Other information herein is updated as necessary so as not to be misleading.

Information Incorporated by Reference

Information may be incorporated by reference into an AIF provided the same is concurrently or previously filed under the Company’s profile on the SEDAR website at www.sedar.com.  This AIF should be read in conjunction with the Company’s consolidated financial statements and management’s discussion and analysis (“MD&A”) for the fiscal year ended August 31, 2009 and its quarterly interim financial statements for the period ending May 31, 2009, February 28, 2009 and November 30, 2008; the Company’s Information Circular and Proxy material pertaining to its most recent annual general meeting held December 12, 2008; and all of the Company’s news releases and material change reports filed during the fiscal year ended August 31, 2009; all of which are available on the Company’s website at www.cibt.net and under the Company’s profile on SEDAR, and are incorporated herein by reference.

Currency

Unless otherwise specified, in this AIF all references to “dollars” or to “$” are to Canadian dollars unless otherwise indicated.

Special Note Regarding Forward-Looking Statements

Statements contained in this AIF that are not historical facts are forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. Forward-looking statements include, but are not limited to, financial projections, information or expectations about the Company’s business plans, results of operations, products or markets, or otherwise makes statements about future events. Such forward-looking statements can be identified by the use of words such as “intends”, “anticipates”, “believes”, “estimates”, “projects”, “forecasts”, “expects”, “plans” and “proposes”. Although the Company believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. These include, among others, the cautionary statements under “Description of Business”.

These cautionary statements identify important factors that could cause actual results to differ materially from those described in the forward-looking statements. When considering forward-looking statements in this AIF, you should keep in mind the cautionary statements under “Description of Business” and other sections of this AIF. Factors that could cause actual results to differ materially from the forward-looking statements include:

●	history of losses from operations;
●	need for additional capital to expand operations;
●	dependence on key personnel, the Company’s facility providers and educational service providers in China and the U.S.;
●	risks involving the Chinese legal system, tax system, and foreign currency limitation;
●	ability to compete effectively with competitors that have greater financial, marketing and other resources;
●	ability to manage planned growth and integrate new business opportunities into existing operations;
●	risks related to government regulations and approvals of the Chinese educational system; and
●	risk of a decline in the Chinese educational market due to economic and political factors which are out of the Company’s control.

Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this AIF speak only as of the date hereof. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated on November 17, 1986 pursuant to the Company Act (British Columbia) under the name Moneywise Resources Inc. The Company changed its name to Stealth Ventures Inc. on October 1, 1992 and to Annova International Holdings Corp on May 10, 1994. The Company changed its name to Annova Business Group Inc. and consolidated its share capital on a 1:4 basis on April 27, 1995. On November 27, 1998, the Company changed its name to Capital Alliance Group Inc. and consolidated its share capital on a 1:2 basis.  On November 14, 2007, the Company changed its name to CIBT Education Group Inc.

The head office of the Company is located at 777 West Broadway, Suite 1200, Vancouver, BC, V5Z 4J7 and its registered office is located at 625 Howe Street, Suite 700, Vancouver, BC, V6C 2T6.

Intercorporate Relationships

The following table lists the Company’s direct subsidiaries and indicates the percentage of votes held by the Company in each as of August 31, 2009:

Subsidiary	Date of Incorporation	Jurisdiction of Incorporation	Percentage of Ownership/Votes	Principal Business
CIBT School of Business & Technology Corp.	February 9, 1994	British Columbia, Canada	99.8%	Conduct education and training services in China
Sprott-Shaw Degree College Corp.	December 7, 2007	British Columbia, Canada	100%	Holding company of Sprott-Shaw Community College, Sprott-Shaw Degree College and Sprott-Shaw International Language College and the education and training business in Canada and parts of Asia
IRIX Design Group Inc.	October 5, 1994	British Columbia, Canada	51%	Provide graphic design and advertising services in Hong Kong, Canada and the U.S.

The Company’s corporate organization chart is set out below:

CIBT Education Group Inc.
Organization Chart
November 2009

CIBT Education Group Inc.
(formerly Capital Alliance Group Inc.)
Irix Design Group
51%
100%
CIBT School of Business & Technology Corp. (Vancouver)
100%
Sprott-Shaw Degree College Corp.
100%
60%
100%
100%
100%
CIBT Centers
Beijing Fenghua Education Consulting Co. Ltd. (Beijing)
CIBT Beihai International College (Weifang)
CIBT Weifang Education Management Inc. (Weifang)
CIBT-BJUT School of Business (Beijing)
100%
1.Weifang Commercial School
100%
2.Jinhua Technical College
100%
3. Zhangzhou Normal University
100%
4. Beijing ALHA Department
Franchise
5. Chongqing for ALHA Training
Franchise
6. Suzhou for ALHA Training
Franchise
7. Kunming for ALHA Training
100%
CIBT Wyotech Automotive Institute (Weifang)
Shuanglong Campus
100%
Beijing East Guanzhuang Campus
100%
Beijing West Campus
100%
CIBT (HK) Limited (Hong Kong) (Holding Company)
100%
CIBT School of Technical Services Inc. (State of Nevada) (Holding Company)
100%
100%
100%
100%
Sprott-Shaw Degree College
Sprott-Shaw International Language College
Sprott-Shaw Community College
Burnaby
Vancouver
Victoria
Kelowna
100%
Concordia Career College
100%
Modus Language Institute
Abbotsford
Calgary
Duncan
East Vancouver
Kamloops
Kelowna
Courtenay
Maple Ridge
Nanaimo
New Westminster
Penticton
Prince George
Surrey (66.7%) (local partner)
Vancouver
Vernon
Victoria
China (Licensee)
Vietnam (Licensee)
Jordan (Licensee)
Philippines (JV Program)
Korea (Licensee)
Jamaica (Licensee)

Notes:
Green highlights: Holding company
Light Blue highlights: WOFE, Wholly Owned Foreign Enterprise, China
Tan highlights: Sino-Foreign joint venture
Gray highlights: Operating brands
Rose highlights: CIBT Education Centers
Blue highlights: Branches and teaching locations

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

On September 1, 2006, the Company opened CIBT WyoTech Automotive Institute in Weifang City, China in order to deliver their automotive technical training program.

In 2007, the Company completed several transactions which resulted in the increase of the Company’s beneficial ownership of CIBT School of Business & Technology Corp. from 80% to 99.8% of the issued and outstanding common shares.

In 2007, CIBT School of Business & Technology Corp. entered into separate agreements with six Chinese schools to establish six CIBT centers to deliver the Company’s programs via live video conferencing.

On December 17, 2007, the Company acquired 100% of the assets and certain liabilities of Sprott-Shaw Degree College Corp. for an initial purchase price of approximately $7.5 million and additional payments totaling $2.1 million payable annually in three equal amounts subject to the satisfaction of certain conditions.  Through August 31, 2009, $1.7 million of the contingent consideration had been paid.  As required under the provisions of the purchase agreement, the Company advanced working capital of $2.5 million to Sprott-Shaw Degree College Corp. at the closing of the acquisition.  Sprott-Shaw Degree College Corp. is a Canadian college with 17 campuses in Western Canada and a presence in Vietnam, the Philippines, Jordan and China. It has programs in technical training, language training and an academic baccalaureate degree. It reported revenues in excess of approximately $30 million for the past four years. For more information concerning this acquisition, please see the press release on the Company’s website, www.cibt.net.

During the last three completed financial years, the Company raised gross proceeds of approximately $20,412,280 through several private placements. In November 2009, the Company raised gross proceeds of approximately $3,308,700 through a non-brokered private placement.

During the most recently completed financial year the Company and its subsidiaries entered into the following agreements:

1.
Purchase Agreement with Concordia Career College (“Concordia”) and Neo Alliance Investment Group Ltd. (“Modus”) to acquire the assets of Concordia and Modus. The assets were merged with the operations of Sprott-Shaw International Language College.  The acquisition provides a direct recruitment channel to seek international students into the Company’s other schools and to maximize the Company’s resource use to achieve critical mass.

2.
Memorandum of Understanding for Cooperative Higher Education Program with Vancouver Community College (“VCC”) and Thompson Rivers University (“TRU”), under which students completing the two-year Business Administration and Computer Sciences programs with the Company in China will be able to take their baccalaureate study at TRU after successfully completing a 9 to 12 month English upgrading and learning competency training program at VCC.

3.
Cooperative Joint Program Agreements with a number of educational institutions and companies in China. The agreements range in scope from providing professional certification, to course exchange, to ongoing training contracts in the hotel and tourism industry.

4.	Memorandum of Understanding with the Ministry of Training and Social Security in Jamaica to offer hospitality and tourism training to students in Jamaica in a partnership with the Jamaican government.
5.	Memorandum of Understanding with Brown’s Town College of Jamaica to offer Resident Care Attendant and Practical Nursing training to students in Jamaica.
6.	Educational Program Cooperation Agreement with Far Eastern University (“FEU”) to establish a CIBT Education Center within the facilities of FEU in the Philippines.
7.	Education Program Cooperation Agreement with Truenet Media Group Ltd. DBA National Cambridge College to establish a CIBT Education Center in Seoul, South Korea.
8.
Purchase Agreement with Pan Pacific International College Inc. (Pan Pacific”) of Victoria, British Columbia to acquire certain assets of Pan Pacific including full right title and interest in the name “Pan Pacific International Inc.”, all course material and copyright therein, Pan Pacific student contracts and the approvals for all educational courses offered by Sprott-Shaw Degree College Corp. to Pan Pacific students.

Significant Acquisitions

The Company made no significant acquisitions during its financial year ended August 31, 2009 for which disclosure is required under Part 8 (Business Acquisition Reports) of National Instrument 51-102.

DESCRIPTION OF BUSINESS

General

The Company is an educational, investment, marketing and management organization headquartered in Vancouver, British Columbia, Canada. The Company’s current business operations include education and media communications. The Company currently has three principal business units, being CIBT School of Business & Technology Corp. (“CIBT”), Sprott Shaw Degree College Corp. (“SSDC”) and IRIX Design Group Inc. (“IRIX”). The Company’s education business is conducted through CIBT and its subsidiaries primarily in China, and other parts of Asia, and through SSDC primarily in Canada. CIBT’s educational operations are based in China, and SSDC’s educational operations are based in Canada. The Company operates its media communications business through IRIX and its subsidiaries. IRIX is based in Canada with representatives in Hong Kong and Singapore.

The Company generates revenues mainly from tuition fees generated from their education business in China and Canada and service fees of graphic design and advertising business. CIBT represents approximately 27% of the Company’s revenue in the 2008 fiscal year and approximately 22% in the 2009 fiscal year. SSDC represented approximately 66% of the Company’s revenue in the 2008 fiscal year and 78% of the Company’s revenue in the 2009 fiscal year. Through CIBT and SSDC, the Company provides education and training programs, primarily in China and Canada. The Company’s strategy is to continue their current programs, develop new programs and lease new campuses. The Company currently has approximately 6,877 students in their 47 locations (inclusive of campuses, CIBT centers and licensees). The Company has obtained all approvals from the Chinese authorities to conduct their education business in China and all approvals/accreditations from Canadian authorities to conduct their education business in Canada. However, there may be a risk that the Company cannot renew approvals or obtain new approvals for their current or future education business in China and in Canada. There are also a number of other factors, described in detail under the section entitled “Description of Business - Risk Factors” in this AIF, which may adversely affect our ability to begin and sustain profitable operations.

Through IRIX, the Company provides graphic design and advertising agency services. However, the Company’s long-term objective is to focus primarily on its education business in China, and to that end, the Company will analyze whether the future sale of its media sector businesses, including IRIX, will permit the Company to better achieve this objective.

The Company’s plan during the current fiscal year is to continue its current programs, develop new programs, market its programs, establish new centers and identify new CIBT center facility providers and educational service providers.

Over the twelve months ending August 31, 2010, the Company estimates its expansion expenses will be approximately $4.5 million. As of August 31, 2009, the Company had approximately $10.3 million in cash on hand.  During November 2009, the Company completed a non-brokered private placement raising gross proceeds of approximately $3.3 million. Therefore, the Company currently has sufficient financing to undertake its expansion plan. However, cost-overruns in excess of their planned expenses may result in the need for additional financing.  The Company may need additional financing, if they underestimate the expenses they will need for their planned expansion. There is no assurance that they will be able to obtain the necessary additional financing.  Accordingly, there is uncertainty about their ability to successfully carry out their entire expansion plan.

Production and Services

(i) Operations of CIBT and SSDC

Programs

CIBT is a post-secondary education provider in China. The details of the programs are as follows:

Name of Program	Duration of Program	Description
Business Program - MBA	Two years
The MBA program, which consists of 15 courses, is designed to develop a solid foundation for making sound business decisions by providing training in general management principles, finance, marketing and project management.

Business Program – Bachelor degree	Four years (two years in CIBT)
The Business Bachelor program provides students with basic knowledge of business, administration and international business management, together with communication skills, and interpersonal skills. This program consists of 23 courses. Students will spend two years at CIBT and another two years at the campuses of the educational service providers.

Information Technology Program (IT program)	Three years	IT diplomas in multimedia design, software engineering and applied service management are offered. The IT program consists of 20 courses.
Automotive Technical Training Programs (auto training programs)	From three months to three years
The auto training program is designed to teach students how to disassemble, inspect and assemble engines and accessories, cooling systems, transmissions and clutches, drive lines, and braking and suspension systems. Differing numbers of courses are provided depending on the duration of study. This program includes a short term program (three months), mid-term program (eighteen months) and a three-year program.

Corporate and Executive Training Program (CET program)	Three years
The CET program aims to provide managers or senior officers with organizational and interpersonal skills that will allow them to work effectively with others and adapt to a culturally diverse business environment. Students will learn American management skills and modern business dynamics to develop their capacity to work under pressure and build leadership and coaching skills.

2+2 Program or 1+1 Program (Joint Program)	Two years or four years
Two cooperative international bachelor degree programs are offered: the 2+2 Program and the 1+1 Program. The 2+2 Program allows students to spend two years studying at our Shuanglong CIBT campus before completing the final two years at one of CIBT’s overseas educational service providers’ campuses. The 1+1 Program allows students to study for one year at Shuanglong CIBT campus and then spend the final year at one of CIBT’s overseas educational service providers’ campuses.

English Program	From one month to four months
The English program is intended to assist students to develop listening and speaking skills, and to recognize and practice grammatical structures and sentence patterns.  Two different schedules are offered for this program: a one month intensive program, or a weekends-only program that is conducted over the course of four months.

English Teacher Program	Nine months
A program provided to English teachers with high-intermediate to advanced proficiency in English.  The program focuses on topics inspired by current language teaching approaches, methods and practices and is designed to meet the changing needs and interests of students.

Business English Program	Three years	A diploma program in business English, focusing on business conversation, business issues, presentation skills and business document writing.
Hotel Management Program	From one to three years
The hotel management program is designed to teach students all aspects of hotel management, including rooms, food and beverage, culinary, marketing and sales, conferences and catering. General courses are offered such as business communications and computer skills to ensure students meet industry demand regarding technical and interpersonal skills.

Accounting Program	Three years
The accounting program gives students the financial and planning information to solve management problems and provides the necessary skills to help students develop, improve, and implement operating procedures in a management accounting context.

Russian Program	One year	The Russian program is intended to assist students to develop listening and speaking skills, and to learn about grammatical structure and sentence patterns.

SSDC provides the following programs in Canada:

Name of Program	Duration of Program	Description
Business Program – BBA	Four years	The Bachelor of Business Administration provides concentrations in Marketing and Human Resources Management.
Business Program – Diploma	12 to 45 weeks
Programs offered within the Faculty of Business include: Administrative Assistant, Legal Secretary, Medical Office Assistant, Advanced Business Management & E-Commerce, Business Administration, Business Office Concepts, Marketing & Sales Essentials, Payroll Administrator, Professional Business Management, Tourism Hospitality Management and Flight Attendant.

Health Sciences & Social Development – Diploma	27 to 50 weeks
The Faculty of Health Science & Social Development provides programs in: Community Support Worker, Early Childhood Education (Basic and Post-Basic), Pharmacy Technician, Practical Nursing, Resident Care Attendant and Spa Body Therapy.

Trades & Applied Technology – Diploma	26 weeks to 1 year	The Faculty of Trades & Applied Technology provides the following programs: Residential Construction Framing Technician, Construction Electrician – Level 1, and Electrical Apprentice Training.
International Studies	25 to 45 weeks	International Studies provide programs in International Hospitality Management, International Trade & Business Management, and International Trade Diploma.
Accelerated Programs	12 to 24 weeks	Accelerated Programs include Business Management & E-Commerce, Business Administration, Legal Secretary, Meidcal Office Assistant, Pharmacy Technician, Professional Business Management, and Tourism.
ESL programs	4 to 52 weeks	ESL programs include English as a Second Language, Teaching ESL, Business English, Medical English, Power Speaking, and Teaching English to Children.

Student Enrollment Statistics

As at August 31, 2009, the number of enrolled students is approximately 6,877. The quarterly enrollment statistics for the last two fiscal years are as follows:

Quarterly End Date	Total Enrollment
September 30, 2007	3,420
December 31, 2007	6,675
March 31, 2008	6,450
June 30, 2008	6,486
August 31, 2008	6,453
September 30, 2008	6,482
November 30, 2008	6,395
February 28, 2009	6,203
May 31, 2009	6,540
August 31, 2009	6,877

Tuition Fees

CIBT: The tuition fees of the programs vary by education service provider.  The following table provides the average tuition fee charged, and the average cost paid to the educational service providers for each of the programs:

Name of Program	Educational Service Providers	Tuition Fee 1 ($)	Average Educational Service Provider’s Costs as Percentage of Tuition
Business Program – MBA	City University	8,500	37%
	Beijing University of Technology	3,100	4.8%
Business Program – Bachelor degree	Western International University2	4,700	7.8%
	Beijing University of Technology	4,700	10%
Information Technology Program (IT program)	Weifang University	3,400	50%
Automotive Technical Training Programs (Auto training programs)	WyoTech Institute 3	315 for three months program; 2,900 for eighteen months	14%
		5,600 for three years	30.8%
Corporate and Executive Training Program (CET program)	Weifang University	3,400	50%
2+2 Program or 1+1 Program	Beijing University of Technology	8,100 for 2+2 Program; 3,400 for 1+1 Program	10%
English Program	No educational service providers	56 per month	-
English Teacher Program	No educational service providers	56 per month	-
Business English Program	Weifang University	3,400	50%
Hotel Management Program	No educational service providers 4	(4)	-
Accounting Program	No educational service providers4	(4)	-
Russian Program	No educational service providers4	(4)	-

1.       Tuition fees are shown on a gross basis and do not include any discounts.
2.       Western International University is a subsidiary of Apollo Group Inc. (NASDAQ: APOL).
3.       WyoTech Institute is a subsidiary of Corinthian Colleges, Inc. (NASDAQ: COCO).
4.       The Company is in the process of negotiating educational service providers and setting tuition.

SSDC: tuition fees for different programs are as follows:

Name of Program	Duration of Program	Tuition Fee
Business Program – BBA	Four years	3,600 per semester for local students; 5000 per semester for international (less agency fee)
Business Program – Diploma	12 to 45 weeks	254/week
Health Sciences & Social Development – Diploma	27 to 50 weeks	320/week
Trades & Applied Technology – Diploma	26 weeks to 1 year	350/week
International Studies	25 to 45 weeks	254/week
Accelerated Programs	12 to 24 weeks	254/week
ESL Programs	4-52 weeks	1000/month

Refund Policy for Tuition Fees

Refund policy on MBA programs at CIBT:

Refund Percentage of Tuition Fees
If no more than 7 days after a program starts	100%
If more than 7 days after a program starts and less than 30 days after a program starts	50%
If 30 days or more after a program starts	0%

Refund policy on non-MBA programs at CIBT:

Refund Percentage of Tuition Fees
If at least 7 days before a program starts	100%
If less than 7 days before a program starts and less than 7 days after a program starts	95%
If more than 7 days and less than 30 days after a program starts	50%
If 30 days or more after a program starts	0%

Refund policy on programs at SSDC:

The refund policy is written on every contract and states:

The following refund policy applies to the terms of this enrolment contract:

Refunds in Cases of withdrawal or Dismissal

1.	Written Notice
a)	To initiate a refund, written notice must be provided
1.	By a student to the institution when the student withdraws, or
2.	By the institution to the student where the institution dismisses a student

2.	Refund Entitlement

a)
Refund entitlement is calculated on the total fees due under the contract, less the applicable non-refundable application or registration fee.  Where total fees have not yet been collected, the institution is not responsible for refunding more than has been collected to date and a student may be required to make up for monies due under the contract.

3.	Refund Policy for students:

a)	Refunds before the program of study begins:
1.
If written notice of withdrawal is received by the institution less than seven (7) calendar days after the contract is made, and before the commencement of the period of instruction specified in the contract, the institution may retain the lesser of 10% of the total fees due under the contract or $100

2.
Subject to subsection (a) (1), if written notice of withdrawal is received by the institution thirty (30) calendar days or more before the commencement of the period of instruction specified in the contract, the institution may retain the lesser of 10% of the total fees due under the contract, or $500.

3.
Subject to subsection (a) (1), if written notice of withdrawal is received by the institution less than thirty (30) calendar days before the commencement of the period of instruction specified in the contract, the institution may retain the lesser of 20% of the total fees due under the contract, or $1000.

b)	Refunds after the program of study starts:
1.
If written notice of withdrawal is received by the institution, or a student is dismissed, within 10% of the period of instruction specified in the contract, the institution may retain 30% of the total fees due under the contract.

2.
If written notice of withdrawal is received by the institution, or a student is dismissed, after 10% and before 30% of the period of instruction specified in the contract, the institution may retain 50% of the total fees due under the contract.

3.	If a student withdrawals or is dismissed after 30% of the period of instruction specified in the contract, no refund is required.

4.	Other Refund Policy Requirements

a)
Where a student is deemed not to have met the institutional and/or program specific minimum requirements for admission, the institution must refund all fees paid under the contract, less the applicable non-refundable application or registration fee.

b)
Where an institution provides technical equipment to a student, without cost to the student, and the student withdraws or is dismissed, the institution may charge the student for the equipment or use of the equipment on a cost recovery basis, unless the student returns the equipment unopened or as issued within fourteen (14) calendar days.

c)
Refunds owing to students must be paid within thirty (30) calendar days of the institution receiving written notification of withdrawal and all required supporting documentation, or within (30) calendar days of an institution’s written notice of dismissal.

Where the delivery of the program of study is through home study or distance education, refunds must be based on the percent of the program of study completed at the rates specific to Part IV I.4(b) of the PCTIA Bylaws.

Campuses

CIBT provides its programs from five campuses listed below.

Campus	Establishment or Starting Date	Size (Square Feet)	Location*	Facility Arrangement
Beijing University of Technology West Campus	September 1999	20,000 (exclusive occupation)	Beijing	Beijing University of Technology West Campus is on the grounds of Beijing University of Technology. CIBT pays 15% of revenues for this facility.
Beijing University of Technology East Campus	July 2007	(exclusive occupation)	Beijing	Beijing University of Technology West Campus is on the grounds of Beijing University of Technology. CIBT pays a percentage of revenues for this facility.
Shuanglong CIBT Campus	September 2002	107,000 (exclusive occupation)	Beijing	CIBT pays 6% - 18% of revenues for this facility, depending on the program.
CIBT Beihai International College	May 2005	20,000 (exclusive occupation)	Weifang, Shangdong province
This facility is on the grounds of Weifang University. CIBT paid a flat fee of 50% of revenues to Weifang University for educational service provider’s costs including the rent for this facility. CIBT is not obliged to pay any additional costs for this facility until 2014.

CIBT WyoTech Automotive Institute	September 2005	43,000 (exclusive occupation)	Weifang, Shangdong province	CIBT pays approximately $49,000 per year for this facility.

SSDC provides its programs from 18 campuses listed below:

Name of Campuses	Facility Location	Size and Type (square feet)	Expiration Date	Annual Lease Commitment
Port Coquitlam Head Office	Port Coquitlam	4,750	January 2011	$52,250
Abbotsford	Abbotsford	4,800	June 2011	$67,000
Burnaby	Burnaby	2,123	August 2011	$25,476
Career Coaching	Surrey	1,917	October 2010	$24,921
Chilliwack	Chilliwack	5,714	November 2012	$57,140
Duncan	Duncan	3,700	Lease contract being re-negotiated.	$58,800
East Vancouver	East Vancouver	4,935	November 2011	$57,986
Kamloops	Kamloops	5,518	October 2013	$99,324
Kelowna	Kelowna	7,173	May 2012	$65,540
Maple Ridge	Maple Ridge	4,031	Lease contract being re-negotiated.	$32,248
New Westminster	New Westminster	7,448	May 2012	$93,100
Penticton	Pentiction	3,840	Lease contract being re-negotiated.	$42,240
Prince George	Prince George	7,290	January 2014	$76,800
SSILC	Vancouver	5,193	April 2013	$84,000
Surrey	Surrey	6,000	July 2012	$64,200
Downtown	Vancouver	9,861	September 2012	$128,193
Vernon	Vernon	4,850	February 2010	$48,500
Victoria	Victoria	11,700	June 2013	$146,250

CIBT Centers

The Company’s current business development plan is to establish a series of new CIBT centers (the “CIBT Centers”) which will be mini-campuses set up within a university or college through cooperation between the Company and a university or college. The cooperating university or college will provide the facilities, while the Company will renovate classrooms and provide video conferencing equipment. Each CIBT Center will be equipped with video conferencing equipment to enhance the learning experience of students by connecting North American and European teachers with local students in a live and real time video conference environment. Using video conferencing technology, the Company hopes to centralize its programs at its Beijing studio headquarters, and reduce the need for teachers to be present at the mini-campus locations.

The Company has established or is establishing the following CIBT Centers, which are all run from leased facilities:

CIBT Center	CIBT Center Facility Provider	Location*	Size (Square Feet)
Weifang CIBT Center, China	Weifang Commercial School	Weifang, Shangdong province, China	2,500 (exclusive occupation)
Jinhua CIBT Center, China	Jinhua Career & Technical college	Jinhua, Zhejiang Province, China	2,500 square feet (exclusive occupation)
Zhangzhou, CIBT Center, China	Zhangzhou Normal University	Zhangzhou, Fujian Province, China	2,500 square feet (exclusive occupation)
Manila CIBT Center, Philippines	Far Eastern University,	Manila, Philippines	2,500 square feet (non-exclusive occupation)
Seoul, CIBT Center, South Korea	National Cambridge College	Seoul, South Korea	2,500 square feet (non-exclusive occupation)

CIBT Center Facility Providers

As of November 1, 2009, the Company has five CIBT Center facility providers (“CIBT Center Facility Providers”). Information about the CIBT Center Facility providers and the CIBT Center Facility Provider agreements is set out in the table below.

Name of CIBT Center Facility Providers	Duration of CIBT Center Facility Provider Agreements	Termination Provision	Payment Term (Average CIBT Center Facility Provider’s Costs as Percentage of Tuition)
Weifang Commercial School 1	From August 14, 2007 to August 14, 2022	Renewal to be decided 6 months before expiration	To be defined in future according to the specific program agreement
Jinhua Career & Technical college2	From December 5, 2007 to November 30, 2022	Renewal to be decided 6 months before expiration	To be defined in future according to the specific program agreement
Zhangzhou Normal University3	From January 2009 to Dec 31, 2023	Renewal to be decided 6 months before expiration	To be defined in future according to the specific program agreement
Far Eastern University, Philippines4	From Jul 14, 2008 to Dec 31, 2018	Renewal to be decided 6 months before expiration	10% of collected revenue (gross revenue minus agent’s commission)
National Cambridge College, South Korea5	From June 4, 2009 to June 30, 2014	Renewal to be decided 6 months before expiration	35% of the tuition revenue

1.
Weifang Commercial School was established in 1974, and occupies approximately 33 acres of land with approximately 740,000 square feet of classroom space. This school offers degree programs in business administration and technology, and non-degree training programs including hotel management, logistic procurement, medical assistance and refrigeration technologies. This school is a public school in Weifang City and has approximately 6,200 students. The Company began to deliver its programs in September 2007, with English enhancement and job skills training to approximately 2,000 students from three departments of this school.

2.
Established in 1994, Jinhua Career & Technical College (“JCTC”) is a state owned post-secondary vocational college located in Jinhua City, China. Approved by the Ministry of Education in 1998, JCTC is one of the largest vocational institutions in the area with 15,000 students enrolled in 64 programs. By focusing on providing internships into their curricula, JCTC has established industry relationships with over 150 organizations. JCTC has a campus size of over 490 acres, and a faculty base of 735 members.

3.	Zhangzhou Normal University was founded in 1963 and is one of China’s key universities.

4.
Established in 1928 as an institute and gaining university status in 1933, Far Eastern University (“FEU”) is a leading institution of learning in the Philippines with seven major faculties including: accounting, business and finance, architecture and fine arts, arts and sciences, education, nursing, law and graduate studies. With approximately 30,000 undergraduate students FEU is a leading nursing program trainer in the Philippines with a number of facilities including a campus pavilion, auditorium, and conference centre.

5.
National Cambridge College (“NCC”) is a language institute working directly with a global network of Canadian and Australian educational institutions including the Company. Based on its international marketing network, NCC has cooperative relations with over 90 institutions in over 10 countries including Canada, Australia, New Zealand, China, Japan, the United States, and the United Kingdom. NCC offers English training as well as test preparation programs for the IELTS exams. NCC is also the only authorized PathWays test center in South Korea.

Program Licensees

CIBT China’s hotel and tourism division has signed a number of licensing agreements to offer the AHLA-EI diploma and course programs where CIBT is the sole distributor of the programs in China.  The institutions include:

Institution Name	City	Province
Sunlight Building Co.1	Gansu	Guiyang
Beijing Yansha Center Co. – Kempinski Hotel2	Beijing	Beijing
Shandong Blue Sea Hotel Group3	Yantai	Shandong
Zhangzhou Normal University4	Zhangzhou	Fujian
Guizhou China Tourism Education and Cultural Development Co5	Guizhou	Guiyang
Beijing International Education Institute6	Beijing	Beijing
Chongqing Prosperity Consulting7	Chongqing	Chongqing
Guangzhou Ritz-Carlton Hotel Management Co8	Guangzhou	Guangdong
Suzhou Chuanda Hotel Management9	Suzhou	Jiangsu
Sichuan University – Suzhou Research Center10	Suzhou	Jiangsu
Kunming Quality Education Consulting11	Kunming	Yunnan
Chongqing Jinbo Education Consulting12	Chongqing	Chongqing
Weifang University13	Weifang	Shandong

1.	Sunlight Building Co.’s agreement continues until cancelled.

2.
Beijing Yansha Center Co. – Kempinski Hotel is a five-star hotel located in the heart of Beijing’s diplomatic and business district.  Opened in 1992, the hotel features 526 rooms and suites, meeting facilities, bars restaurants and two fully equipped health and fitness centers.  The agreement continues until cancelled.

3.	Shandong Blue Sea Hotel Group opened in 1997 with a total of 148 rooms is the only foreign-related hotel in Yantai city. The agreement continues until cancelled.

4.	Zhangzhou Normal University was founded in 1963 and is one of China’s key universities. The agreement continues until cancelled.

5.	The Guizhou China Tourism Education and Cultural Development Company is a cultural education promotions company. The agreement is for a period of three years.

6.
The Beijing International Education Institute is a professional international education service organization, which specialized in the provision of oversea high quality education and cooperates with top Chinese higher education institution to develop international programs in education operation, service and investments.  The agreement is for a period of five years.

7.	Chongqing Prosperity Consulting’s agreement is for a period of three years.

8.
Guangzhou Ritz-Carlton Hotel Management Company is part of the Ritz-Carlton Hotel Company and is working in part with the Guangdong Light Industry Career Training Institute to provide programs to its students.   The agreement is for a period of four years.

9.	Suzhou Chuanda Hotel Management’s agreement is for a period of two years.

10.	Sichuan University – Suzhou Research Center is one of the oldest and most prestigious universities in China with a history going back to 1896. The agreement is for a period of two years.

11.	Kunming Quality Education Consulting is a education investment and management consulting company and is experienced in the education and training agreement is for a period of four years.

12.
Chongqing Jinbo Education Consulting is Chongqing’s largest international education consultancy firm specializing in human resources and study abroad programs.  The agreement is for a period of four years.

13.	Weifang University is a public university in Weifang and currently has a total enrollment of approximately 41,000 students. The agreement is valid a period of three years.

Educational Service Providers

As of November 1, 2009, CIBT has four educational service providers (the “Educational Service Providers”), comprised of two Chinese educational service providers and two US educational service providers. The two Chinese educational service providers are both Chinese public universities, namely Beijing University of Technology and Weifang University. The two US educational service providers are City University and WyoTech Institute.

Information about the Educational Service Providers and the relevant agreements is as follows:

Name of Educational Service Providers	Duration of Educational Service Provider Agreements	Termination Provision	Exclusive Right	Payment term (Average Educational Service Provider’s Costs as Percentage of Tuition)
Beijing University of Technology1	From December 3, 2004 to September 1, 2012	The parties can decide to terminate or renew the agreement within six months before its expiration date.	No
4.8% of tuition for MBA program; 10% of tuition for Bachelor degree; or
10% of tuition for 2+2 Program and 1+1 Program; and an additional
15% of tuition for Beijing University of Technology campus when using their facilities

Weifang University2	From November 12, 2004 to November 12, 2011
This agreement was signed by three parties, Weifang University, ITT Educational Services and CIBT. The three parties can decide to terminate or renew the agreement within six months before its expiration date.
			No	50% of tuition for IT, CET and Business English program (including the campus rent); No additional costs for the rent of the CIBT Beihai International College until 2014
City University3	General MBA program – from June 1, 2004 to June 30, 2008	This agreement may be terminated earlier by written consent of the parties or breach of material terms by the parties.	No	37% of tuition for MBA program
	Boeing MBA program – from November 8, 2005 to June 1, 2007	This agreement will continue to the later of the completion of the full courses of students enrolled in the Boeing MBA program or June 1, 2007. CIBT is negotiating to renew this agreement.
WyoTech Institute4	From October 24, 2005 to October 23, 2015	This agreement may be terminated earlier by breach of material terms by parties.	Yes (in China, including Hong Kong and Taiwan)	14% for 3 and 18 month program; 30.8% for 3 year program

1.	Beijing University of Technology is CIBT’s first Chinese collaborative party. Beijing University of Technology has approximately 23,000 students and is a public university in Beijing.

2.
Weifang University owns 40% of CIBT Beihai International College.  Weifang University is a public university in Weifang and currently has a total enrollment of approximately 41,000 students.  CIBT entered an agreement with both Weifang University and ITT Educational Services relating to different programs except IT programs on November 12, 2004.

3.
City University is a not-for-profit private educational institution in Washington U.S.A. City University provides business education at the graduate and undergraduate level at approximately 20 campuses throughout the US, Canada, Europe and Asia. CIBT has two agreements with City University relating to different programs dated June 1, 2004 and November 8, 2005, respectively. Although the contracts have expired the parties will continue to cooperate until 2010.

4.
WyoTech Institute, a subsidiary of Corinthian Colleges, Inc. (NASDAQ: COCO), provides automotive technical training programs. Corinthian Colleges, Inc. operates 97 colleges in the US, and 33 colleges in seven Canadian provinces, all of which offer diploma programs and associates, bachelors and masters degrees in a variety of fields, concentrating on training in health care, business, criminal justice, transportation maintenance, trades and technology.  WyoTech Institute itself offers degree and diploma programs in automotive, aeronautical, diesel, collision/refinishing, motorcycle, marine and personal watercraft, heating / ventilation / air conditioning and plumbing technology as well as specific advanced training programs.  The educational service provider agreement CIBT has with WyoTech Institute gives CIBT the exclusive right to deliver WyoTech automotive technical training courses throughout China, including Hong Kong and Taiwan.

Target Customers

The Company focuses on providing its services to the middle class in China and Canada.  The Company’s Canadian subsidiary also focuses on educating international students.

One of CIBT’s methods for recruiting students is through China’s National Recruitment System, which matches students to colleges based on the results of yearly nationwide examinations and the preferences of students.  Currently, CIBT Beihai International College is part of the National Recruitment System.

To attract students outside of the National Recruitment System, the Company also employs the following methods both in China and Canada:

●	Direct and indirect advertising including direct mail, newspaper advertisements, internet marketing, seminars, television and radio;

●	Educational recruiting agents hired outside of Beijing to actively promote the programs and recruit students;

●	Referral sources including former and current students, friends, family and alumni; and

●	Direct contact with existing and potential corporate clients.

Governmental Approvals

CIBT’s educational operations in China require approvals from various Chinese government authorities. In order to open its campuses and/or offer its educational programs, CIBT obtained approvals from the following Chinese authorities:

●
Ministry of Education – The Ministry of Education is the government’s national agency that is responsible for approvals of all Chinese and foreign bachelor’s and master’s degree programs offered in China.

●
Provincial Education Committees – A provincial committee provides provincial approvals to operate a campus or school in the province, as well as approvals for bachelor and master’s degree programs to be offered in the province.

●
Municipal Education Bureaus – A municipal education bureau provides municipal approvals to operate a campus or school in the city, as well as approvals for certificate, bachelor or master degree programs to be offered in the city.

The following table describes the approvals obtained for each of its campuses and for the programs provided at each campus. No government approvals are needed for its CIBT centers.

Campus	Location	Offered Programs in each campus	Approval Authority	Approval Date	Renewal Date
Shuanglong CIBT Campus	Beijing, Capital of China	2+2, 1+1, Business program – bachelor degree	Beijing Education Committee	December 19, 1999	Renewal not required 1
		MBA	Ministry of Education	October 8, 2003	Renewed annually 2
		Business program – bachelor degree	Ministry of Education	January 30, 2004 for the program	Renewal not required 1
		English program, MBA bilingual program	Beijing Education Committee	October 8, 2003 for MBA No approval needed for the English Program	Renewed annually for MBA2
Beijing University of Technology West Campus	Beijing, Capital of China	Business program – bachelor degree, 2+2, 1+1,	Beijing Education Committee	December 29, 1999	Renewal not required 1
Beijing University of Technology East Campus	Beijing, Capital of China	Russian Program	Approval not required	N/A	N/A
CIBT Beihai International College	Weifang, Shangdong province	IT program, Business English program, CET program, Auto training program	Shangdong Provincial Government	October 31, 2004	Renewal not required
CIBT WyoTech Automotive Institute	Weifang, Shangdong province	Auto training program	Shangdong Education Committee	December 14, 2006	Renewal not required1

1.	CIBT does not need to renew the government issued approval, but is required to get a new approval for each new educational service provider.

2.
CIBT has to submit a renewal application and supporting documentation for its MBA programs to the government authority on an annual basis. In order to renew an approval, the government authority usually considers a number of factors, including the number of students in the program, the number of students who graduate from the program, textbooks and course content, and student feedback relating to the quality of the course content. The entire approval process generally takes approximately six months. CIBT does not anticipate any problems in obtaining renewal of its MBA approvals.

In order to determine whether to grant approval for a bachelor degree, the Ministry of Education evaluates whether the training and education offered in the programs is equivalent to a bachelor program offered at an approved Chinese university.  In order to do this, the Ministry evaluates whether the proposed curriculum and program meets the requirements of the “Regulations of the People’s Republic of China on Chinese-foreign Cooperation in Running Schools” and the “Implementation Method of Regulations of the People’s Republic of China on Chinese-foreign Cooperation in Running Schools”. The entire process generally takes about one year. CIBT anticipates that it will obtain approval of its business programs at Western International University and ITT Educational Services but delays are possible. In the interim period, it is permitted to continue offering its business programs and issue internationally recognized certificates of completion.

The Company’s management is satisfied that it has applied for all necessary approvals to carry on its education activities in China. While the Company believes that all steps necessary to maintain the approvals of its MBA programs, there is no assurance that it will be successful in doing so. Failure to renew the MBA approvals may have a material adverse impact on its future business. Failure to renew the MBA approvals may result in largely reduced enrollment because CIBT would be unable to issue a Chinese recognized Masters degree. CIBT is offering its business program associated with Western International University without a bachelor degree, but it has not yet started to offer the business program associated with ITT Educational Services, which may have low enrollment. The provision of business programs without a bachelor degree may not survive under intense competition present in the Chinese market, and this may adversely impact its net revenues, profitability, liquidity and overall future financial performance.  Its current results may therefore not necessarily be indicative of its future operating results or financial condition.

SSDC, has obtained the following approvals/accreditations for its programs:

Private Career Training Institutions Agency (“PCTIA”):  On November 22, 2004, the PICTIA succeeded the Private Post-Secondary Education Commission of BC (PPSEC) as the regulatory agency for private training institutions in the province of BC. The Agency is given its authority by the Province of British Columbia, Canada, Ministry of Advanced Education, under the Private Career Training Institutions Act, Regulations, and Bylaws. The Private Career Training Institutions Agency (“PCTIA”) has responsibility under the Private Career Training Institutions Act to: provide consumer protection to the students and prospective students of registered institutions; establish standards of quality that must be met by accredited institutions; and establish and manage the Student Training Completion Fund.

College of Licensed Practical Nurses of British Columbia (“CLPNBC”): The CLPNBC is responsible for regulating the profession of Licensed Practical Nurses in the public interest.

Ministry of Children and Families: The Ministry of Children and Families provides programs and services to ensure that healthy children and responsible families are living in safe, caring and inclusive communities.

Industry Training Authority (“ITA”): The ITA is a provincial crown agency. It was established in 2004 and is responsible for managing BC’s industry training system to develop the skilled workforce needed to ensure the competitiveness and economic prosperity of our businesses and our province.

Degree Quality Assessment Board (“DQAB”): The DQAB was appointed by the Minister of Advanced Education and Labour Market Development who established criteria, in consultation with the board, to be applied when a private or out-of-province public institution applies for consent to provide degree programs or use the word “university” in British Columbia. The same program review criteria apply to new degree programs proposed by British Columbia public post-secondary institutions.

All vocational programs costing over $1,000 and providing 40 hours of instruction are accredited under the PCTIA.  Its Practical Nursing program is approved by the CLPNBC. The Early Childhood Education program is approved by the Ministry of Children and Families.  The Trades Programs are approved by the ITA.  All academic programs are approved by the DQAB and allowed under the Ministry of Advanced Education.

(ii) Operations of IRIX

Products and Services

IRIX provides a wide range of production and design services. The types of major services and the percentages of overall revenues of IRIX are summarized as follows:

Description	Percentage of Overall Revenues
Graphic Design	45%
Marketing Consulting Service	15%
Production Services for print, video, film and multimedia	10%
Media Booking Agency	20%
Interior Design and Conceptual Space Design	5%
Interior Design and Product Design	2%
Other Services	3%

Marketing Strategy

IRIX targets small-size businesses that are looking to promote themselves in the marketplace through good marketing of a defined image. Clients today are facing old media fragmentation and an explosion of new media. IRIX works with clients to find a good solution to fulfill the promises of their brands or services through advertising, corporate identity, personal profile building, printing services, multimedia production, marketing support, website development, web application, online marketing, and internet advertising. IRIX’s experience and understanding of the Chinese market also allows it to target clients who intend to build a Chinese customer base.

IRIX focuses its marketing efforts on targeting clients in the following industries:

●	Real estate
●	Banking and Financial Services
●	Retail and Consumer Products
●	Food and Beverage Products
●	Manufacturing

Market Environment

IRIX’s geographical markets are summarized as follows:

Market	Percentage of Overall Revenues (%)	Percentage of Overall Clients (%)	Type of Major Clients
U.S. (mostly in California)	20	35	Financial institutions
Canada (mostly in Vancouver)	75	60	Real estate
Hong Kong	5	5	Goods providers, food and beverage manufacturers, and government agencies.

IRIX presently concentrates on marketing and offering its products and services to Vancouver real estate businesses.

Specialized Skill and Knowledge

The business of the Company requires that it hire instructors with knowledge of the subjects taught as part of the programs offered by the Company.

Competitive Conditions

CIBT and SSDC face competition from the following companies:

●	US or Canadian-based for-profit post-secondary and ESL education companies that offer educational services in Canada.

●	US or European-based for-profit post-secondary education companies that also offer western-style educational programs in China.

●
For profit post-secondary education companies offering Chinese language training and professional training programs.  This segment consists of thousands of small training companies operating schools with a few dozen to a few hundred students. This segment is the most significant competitor to our IT and Automotive Technical Training programs.  Examples of our competition in this segment include Nllt School and Aptech School (IT program). In Weifang alone, there are three other schools that provide automotive technical training programs: North China Auto School, Lan Xiang Career College, and DAZhong Auto School.

●
Not-for-profit post-secondary education companies that offer western-style educational programs.  These are typically joint ventures established between U.S. or European universities and Chinese universities, and are generally offered in the larger cities. There are currently a large number of these arrangements in China, and they pose the biggest competitive threat to the business programs we offer. For instance, in Beijing, both Yangtze River Business School and China Agriculture University/Luton University of the United Kingdom provide business programs which are comparable to those offered by us.

●
Not-for-profit post-secondary education companies that do not offer western-style educational programs. These are typically public schools run by of the Chinese government. However, despite not offering programs based on the western education style, their programs are in high demand and they are one of our significant competitors.

IRIX faces intense competition from a wide range of companies.  The advertising and graphic design market consists of many competitors, from world-wide or nation-wide advertising companies or agencies, to self-employed web designers or programmers. Many of IRIX’s competitors have substantially greater financial and other resources.  It mostly competes with small-size Vancouver-based companies rather than large-size advertising companies or agencies.

IRIX’s products and services are distinguished by the quality of the products and services being offered and an emphasis on customer focus rather than low price. Therefore, an aggressive price competition from existing or future competitors could result in the need to reduce prices or increase the Company’s spending and could result in a decrease in the Company’s revenues and profitability.

The Company’s competitors for the Asian market in Vancouver currently include five to ten firms, including Grapheme/Koo, Cossette Communications Group, Chinese Agency (Canada) Ltd, and Hamasaki Wong.  Other advertising and graphic firms who compete in the real estate market include Traction Creative Communications and Fleming Creative Group.

Intangible Assets

The Company, directly or through its subsidiaries, owns the copyright to all of the contents of their websites, www.cibt.net, www.cibtcorp.com, www.ssilc.com and www.sprott-shaw.com. The Company also owns directly or through its subsidiaries the trademarks Sprott-Shaw, Sprott-Shaw Community College, Pitman Business College, Pan Pacific College, Concordia and Modus.

IRIX owns the copyright to all of the contents of the website, www.irix-design.com.

In addition, the Company also owns the following intangible assets directly or through its subsidiaries:

1.	licenses;
2.	affiliation agreements;
3.	recruiting agent agreements; and
4.	the copyright in course curriculum.

Cycles

The Company’s business is seasonal in nature as it fluctuates with the school terms. As a result, the Company receives the bulk of its revenues at the beginning of each new school term.

Employees

As of November 1, 2009, the following number of people was engaged as full time employees of the Company and its subsidiaries:

	CIBT Education Group Vancouver	CIBT Vancouver	CIBT China	IRIX Vancouver	SSDC	Total
Executive	4		2	2	2	10
Administrative	2				51	53
Management		2	16	1	22	41
Operations			78	8	40	126
Teachers			18		59	77
Total	6	2	114	11	174	307

During 2008 and 2009, the Company had a total of 307 full-time employees, respectively.

As of November 1, 2009, the Company employed approximately 100 part-time teachers in China and 171 part-time teachers in Canada.

CIBT currently employs 18 full time teachers and approximately 100 part time teachers in China. The teachers at the Zhengzhou campuses are provided by the Company’s educational service providers. CIBT currently does not have any of their own teachers at this campus. Information about their teachers is as follows:

	Number of teachers	Average compensation
Full Time - Beijing	11	$750 per month
Part Time – Beijing	100	$20 - $75 per hour
Full Time – Weifang	7	$300 per month

SSDC currently employs 59 full-time and 171 part-time teachers.  Information about the teachers is as follows:

	Number of teachers	Average compensation
Full Time	59	$1275.00 - $3451.53 bi weekly
Part Time	171	$15 - $35 per hour

IRIX has a total of ten employees working in the Company’s Vancouver office, including Alvina Leung, a director of IRIX, and Alvin Chu, the president of IRIX as well as eight others employed as follows:

Function	Number of Employees
Marketing Director	1
Production Manager	1
Designers	3
Programmer	1
Account Executives	2

IRIX has no staff members or office premises outside of Vancouver. All clients in Hong Kong and the U.S. are serviced by the personnel in our Vancouver office.

Properties of the Company

The Company currently rents its principal corporate office at 777 West Broadway, Suite 1200, Vancouver, British Columbia, V5Z 4J7. The office is compromised of 3,526 square feet of office space for which the Company pays a total rent of approximately $88,152 per year for the first three years and $91,680 per year for the latter two years. The Company’s rental agreement has a 60 month term from November 1, 2009 to October 31, 2014. The Company only uses about 2,000 square feet of the available office space, and record a rent expense of approximately $50,001 per year for the first three years and $52,002 per year for the latter two years. The rest of 1,526 square feet is used by IRIX, and records a rent expense of approximately $38,151 per year for the first three years, and $39,678 per year for the latter two years.

CIBT leases the following office space and classrooms in China:

Name of Campuses & Offices	Facility Location	Size and Type (square feet)	Expiration Date	Annual Lease Commitment
Beijing University of Technology Campus	Beijing University of Technology Chaoyang District and Guanzhuang District, Beijing, China	35,000, classroom facility	2012	15% of revenues generated from Beijing University of Technology campus
Shuanglong CIBT Campus	Shuanglong CIBT Campus Chaoyang District, Beijing, China	107,000, including 67,000 classroom facility and 40,000 office space	2012	From 6% to 18% of revenues generated from Shuanglong CIBT campus according to different programs
Beijing Fenghua Education Consulting Co. Ltd.	Unit 905-906, Fu Xing International Center, 237 Chao Yang North Road, Chao Yang District, Beijing, China	2,200, office space	2011	Approximately $75,000
CIBT Beihai International College	CIBT Beihai International College Weifang University, Weifang, China	20,000, classroom facility	2014
We paid a flat fee of 50% of revenues to Weifang University for educational service provider’s costs including the rent for this facility. We are not obliged to pay any additional costs for this facility until 2014 when the agreement will be renegotiated.

CIBT WyoTech Automotive Institute	CIBT WyoTech Automotive Institute, Weifang, China`	43,000, classroom facility	2011	Approximately $49,000

Sprott-Shaw leases the following office space and classrooms in Canada:

Name of Campuses	Facility Location	Size and Type (square feet)	Expiration Date	Annual Lease Commitment
Port Coquitlam Head Office	Port Coquitlam	4,750	January 2011	$52,250
Abbotsford	Abbotsford	4,800	June 2011	$67,000
Burnaby	Burnaby	2,123	August 2011	$25,476
Career Coaching	Surrey	1,917	October 2010	$24,921
Chilliwack	Chilliwack	5,714	November 2012	$57,140
Duncan	Duncan	3,700	Lease contract being re-negotiated.	$58,800
East Vancouver	East Vancouver	4,935	November 2011	$57,986
Kamloops	Kamloops	5,518	October 2013	$99,324
Kelowna	Kelowna	7,173	May 2012	$65,540
Maple Ridge	Maple Ridge	4,031	Lease contract being re-negotiated.	$32,248
New Westminster	New Westminster	7,448	May 2012	$93,100
Penticton	Pentiction	3,840	Lease contract being re-negotiated.	$42,240
Prince George	Prince George	7,290	January 2014	$76,800
SSILC	Vancouver	5,193	April 2013	$84,000
Surrey	Surrey	6,000	July 2012	$64,200
Downtown	Vancouver	9,861	September 2012	$128,193
Vernon	Vernon	4,850	February 2010	$48,500
Victoria	Victoria	11,700	June 2013	$146,250

The Company does not presently own any property or real estate.

Foreign Operations

A substantial portion of the Company’s operations are conducted in China and other parts of Asia.

Bankruptcy and Similar Procedures

Management of the Company is not aware of any legal proceedings contemplated by any governmental authority or any other party against the Company. None of the Company’s directors, officers or affiliates have (i) commenced legal proceedings against the Company, or (ii) have an adverse interest to us in any legal proceedings. Management of the Company is not aware of any other legal proceedings that have been threatened against the Company.

Reorganizations

The Company has the following direct subsidiaries:

Subsidiary	Date of Incorporation	Country of Incorporation	Percentage of Ownership	Principal Business
CIBT	February 9, 1994	British Columbia, Canada	99.8%	Conduct education and training services in China
Sprott-Shaw Degree College Corp.	December 7, 2007	British Columbia, Canada	100%	Holding company of Sprott-Shaw Community College, Sprott-Shaw Degree College and Sprott-Shaw International Language College and the education and training business in Canada and parts of Asia
IRIX	October 5, 1994	British Columbia, Canada	51%	Provide graphic design and advertising services in Hong Kong, Canada and the U.S.

On March 15, 2007, the Company entered into a settlement agreement with its subsidiary CIBT whereby the Company agreed to accept 1,668,321 common shares of CIBT to settle a debt of approximately USD$1,556,000, representing expenses paid on behalf of CIBT. The settlement price is approximately USD$0.93 per share. Through the debt settlement, its beneficial ownership in CIBT increased by 2% from 76% to 78%.

On April 24, 2007, the Company purchased 1,548,678 common shares of CIBT at a price of approximately USD$0.93 per share. After the purchase, its beneficial ownership in CIBT increased by 2% from 78% to 80%.

On April 25, 2007, the Company entered into a securities purchase agreement with Shane Corporation S.à.r.l. (“Shane”) whereby Shane loaned USD$5 million to the Company and CIBT, and Shane was issued a debenture. In consideration of Shane’s investment in the debenture, the Company issued Shane warrants to purchase up to 5,361,667 common shares of CIBT at an exercise price of approximately USD$0.93 per share.

On May 18, 2007, the Company completed the purchase of 3,813,935 previously issued common shares of CIBT from non-controlling shareholders by the issuance of 4,853,113 common shares of the Company at a price of $1.00 per share. Its beneficial ownership in CIBT increased from 80% to 99.8% after the acquisition of common shares of CIBT.

On December 10, 2007, the Company completed the acquisition of all of Shane’s interest in CIBT in consideration for 10 million common shares of the Company. Additionally, entered into a Stockholders’ Voting Agreement on December 10, 2007 with Shane, Toby Chu, the Company’s president and chief executive officer, Concordia Financial Management Corp., a company owned by Toby Chu, and Timothy Leong, the Company’s secretary, chief financial officer and senior vice president (the “Voting Agreement”). The Voting Agreement provides for the parties to vote in favour of electing two nominees designated by Shane to the Company’s board of directors. In accordance with the Voting Agreement, on December 19, 2007, David Warnock and Jack Brozman were appointed as directors of the Company.

Risk Factors

Risks Related to the Company’s Businesses

The Company depends upon the acquisition and maintenance of numerous approvals to conduct its business in China. Failure to obtain or renew these approvals will adversely affect its operation in China.

The Company is dependent upon numerous approvals in the countries in which it operates, including, without limitation, campus approvals, and program approvals to conduct its business.  While the Company believes that all steps necessary to obtain or maintain these approvals have been taken and will be taken, the failure to obtain or renew these approvals will have a material adverse impact on its business and financial condition. It is also possible that new laws and regulations governing the education business in the countries in which the Company operates will prohibit or restrict foreign investment in the education business and operation, which could prevent the Company from obtaining or renewing its governmental approvals.

The slowdown of economic growth in Canada, China and elsewhere could negatively affect the Company’s profitability and growth.

The Company’s operations are currently conducted in China and Canada. While the Chinese economy has experienced rapid growth over the past decade, the pace of such growth has been slowing since mid-2008. The Chinese government has reduced interest rates, but the effect of this and other measures in light of the global economic credit crisis are uncertain. If China’s economy continues to slow at an accelerated pace, unemployment could increase which may impact the ability of our graduates to secure positions in the workforce. This could have a material adverse impact on the demand for enrollment in the Company’s programs, which could in turn adversely impact its business and profitability.

In Canada, the economic downturn may also impact the demand for the educational programs offered by SSDC; however, the Company may also benefit as more people seek to upgrade their skills or retrain. This may generate higher demand for the Company’s courses and programs, thereby increasing its revenues. IRIX’s business may be negatively impacted as clients seek to reduce the amount spent on marketing and advertising campaigns and pursue fewer modes of advertising.

Uncertainties with respect to the Chinese legal system could adversely affect the Company.

The Company’s operations in China, which constitute a large portion of the Company’s total operations, are governed by Chinese laws and regulations. The Chinese legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedent value. Since 1979, Chinese legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. Operating in China involves a high risk that restrictive rules and regulations could change at any time.  Chinese authorities could assert that any portion or all of the Company’s existing or future ownership structure and businesses violate existing or future Chinese laws and regulations and require the Company to curtail or cease its operations in China.

In addition, the Chinese legal system is based in part on governmental policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation. If Chinese authorities find the Company to be in violation of any Chinese laws or regulations, they would have broad discretion in dealing with such a violation, including, without limitation, the following:

●	levying fines;
●	revoking our business licenses and other approvals;
●	requiring the Company to restructure its ownership or operations; and
●	requiring the Company to discontinue any portion or all of its education business.

The Company’s financial condition and results of operations may be adversely affected by the uncertainties of the Chinese legal system or any changes in the laws and regulations that are applicable to the Company.

The Company conducts its business activities in various foreign jurisdictions, which exposes the Company to the risk of foreign investigations, claims and tax reviews.

The Company’s activities involve business relationships with teaching colleges and business associates located in foreign jurisdictions.  In addition, the Company’s goals over the next 12 months include expanding its presence in some foreign jurisdictions.  As a result, the Company could be involved in various foreign investigations, claims and tax reviews that arise in the ordinary course of business.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may not be resolved in the Company’s favour.  Applicable taxes include value added tax, corporate income tax (profits tax), and payroll (social) taxes. Matters of taxation, as well as other areas, are subject to review and investigation by governmental authorities who are often enabled by law to impose extremely severe fines and penalties. Any regulatory uncertainty in taxation or other areas could negatively affect the Company through increased operating costs, which could have a material adverse effect on its results of operation.

The Company is especially subject to uncertainty related to the tax systems in China and any uncertainty in taxation could negatively affect its results of operations.

The Company conducts a significant amount of its business in China. China currently has a number of laws related to various taxes imposed by both national and regional governmental authorities. Applicable taxes include value added tax, corporate income tax (profits tax), and payroll (social) taxes, together with others.  In contrast to more developed market economies, laws related to these taxes have not been in force for a significant period, and interpretive regulations are often unclear or nonexistent. Often, there are differing opinions regarding legal interpretation, both among and within government ministries and organizations, resulting in uncertainties and areas of conflict.  Matters of taxation, customs and currency control, as well as other areas, are subject to review and investigation by a number of governmental authorities, who are enabled by law to impose extremely severe fines and penalties.  Any regulatory uncertainty in taxation or other areas could negatively affect the Company through increased operating costs, which could have a material adverse effect on the Company’s results of operations.

The Company and its subsidiaries may not be able to enforce their agreements in China.

Chinese law governs a large portion of the Company’s material agreements. There are substantial uncertainties regarding the interpretation and application of Chinese laws and regulations that govern the enforcement and performance of the Company’s contractual arrangements. Although the Company uses Chinese lawyers to assist in preparing its agreements, there can be no assurance that the Company can enforce any of its material agreements or that remedies will be available outside of China. China's system of laws and the enforcement of existing laws may not be as certain in implementation and interpretation as U.S. or other laws. The Chinese judiciary is relatively inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate laws exist in China, it may be impossible to obtain swift and equitable enforcement of such laws.  It is also difficult to enforce foreign judgments in China.  The inability to enforce or obtain a remedy under any of the Company’s material agreements could have a material adverse impact on the Company and the results of its operations.

The Company is subject to limitations on its ability to convert Chinese currency.

China's national currency, the “Yuan” or “RMB”, is not a freely convertible currency. The Chinese government imposes controls on the conversion of RMB to foreign currencies and, in certain cases, the remittance of currencies out of China. As the Company’s Chinese business expands, the Company expects to derive an increasing percentage of its revenues in RMB.Shortages in the availability of foreign currency may restrict the ability of its Chinese subsidiary and affiliated entities to remit sufficient foreign currency to make payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the Chinese State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate government authorities is required when RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The Chinese government may also at its discretion restrict access in the future to foreign currencies for current account transactions. The foreign exchange control system may prevent the Company from obtaining sufficient foreign currency to satisfy its demands, which may adversely affect its business and development.

The Company is exposed to currency exchange risk which could cause its reported earnings or losses to fluctuate.

Although the Company prepares and reports its financial results in US dollars, a significant portion of its sales and operating costs may be denominated in RMB or Canadian dollars. In addition, the Company is exposed to currency exchange risk on any of its assets that it denominates in RMB or Canadian dollars. Since the Company presents its financial statements in US dollars, any change in the value of the US dollar relative to either the RMB or the Canadian dollar during a given financial reporting period would result in a foreign currency loss or gain on the translation of its RMB or Canadian dollar assets into US dollars. Consequently, the Company’s reported earnings or losses could fluctuate materially as a result of foreign exchange translation gains or losses.  The Company does not currently engage in currency hedging transactions.

Fluctuation in the value of RMB may have a material adverse affect on the Company’s operation.

The value of RMB against the Canadian dollar or US dollar may fluctuate and is affected by, among other things, changes in political and economic conditions in China. On July 21, 2005, the Chinese government changed its decade-old policy of pegging the value of the RMB to the US dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed zone against a group of foreign currencies. This change in policy has resulted in a slight appreciation of the RMB against the US dollar during the latter half of 2009 as the US dollar has depreciated against other major currencies as a result of the global economic crisis.

The Company expects that any significant revaluation of RMB may materially and adversely affect its cash flows, revenues, earnings and financial position. For example, an appreciation of RMB against the Canadian dollar or the US dollar would make any new RMB denominated investments or expenditures more costly to the Company to the extent that the Company needs to convert Canadian or US dollars into RMB for such purposes.

The continued success and growth of the Company’s business depends, in part, upon recognition of its “CIBT” and “Sprott-Shaw” brands.

The Company believes that its history of successful operations and innovative course offerings, such as its 1+1 and 2+2 Masters programs, have helped develop brand recognition of its “CIBT” and “Sprott-Shaw” brands and create a competitive advantage for the Company in its key markets. In the future, the Company will need to build upon this brand recognition to continue to attract potential students in the face of increased competition in the private education markets in Canada, China and other parts of Asia. As the Company continues to expand its operations, maintaining the quality of its teaching and program offerings may be difficult to achieve.

The Company has initiated campaigns to promote its brand, but it cannot be certain that these efforts will continue to be successful.  If the Company is unable to further enhance its brand recognition and increase awareness of its programs and services, our business and results of operations may be adversely affected.

Inflation in China could negatively affect the Company’s profitability and growth.

While the Chinese economy has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth in China leads to growth in the money supply and rising inflation. If prices for the Company’s programs rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on profitability. In order to control inflation in the past, the Chinese government has imposed controls on bank credits, limits on loans for fixed assets and restrictions on bank lending. Such an austere policy can control inflation, but lead to a slowing of economic growth.

The Company has limited business insurance coverage.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products. The Company does not have any business liability or disruption insurance coverage for its operations in China and elsewhere in Asia. The occurrence of any business disruption, litigation or natural disaster may result in substantial costs to the Company and may cause the Company to divert some of its resources.

Loss of certain key personnel may adversely impact the Company’s business.

The success of the Company’s business will depend on the management skills of Toby Chu, the president and chief executive officer, and the relationships it has with educators, administrators and other business contacts they have in China and North America. The loss of the services of any of the Company’s key personnel could impair its ability to successfully manage its business. The Company also depends on successfully recruiting and retaining qualified and experienced managers, sales persons and other personnel who can function effectively in the jurisdictions in which the Company operates. In some cases, the market for these skilled employees is highly competitive. The Company may not be able to retain or recruit such personnel on acceptable terms to the Company, which could adversely affect its business prospects and financial condition.

Dependence upon CIBT center facility providers and educational service providers.

The Company is heavily dependent on facilities and services provided by certain of its third party Educational Service Providers. The Company plans to set up 50 CIBT centers by 2010, so it will be heavily dependent on facilities provided by its CIBT Center Facility Providers to set up its CIBT Centers. The Company cannot be assured that the cooperation agreements with the Educational Service Providers and CIBT Center Facility Providers will continue on terms acceptable to the Company or not be revoked by them. If the Company loses its current Educational Service Providers and CIBT Center Facility Providers, it may be unable to enter into similar cooperation agreements with other parties to provide them with campuses, facilities, or services on acceptable terms, and this may materially and adversely affect its operations.

The Company’s quarterly results of operations are likely to fluctuate based on its seasonal student enrollment patterns.

The Company’s business is seasonal in nature and the Company receives the bulk of its revenues at the beginning of each new school term. In reviewing the Company’s results of operations, focus should not be made on quarter-to-quarter comparisons. The Company’s results in a given quarter may not be indicative of its results in any subsequent quarter or annually.

Changes in the Company’s total student population may influence its quarterly results of operations. The Company’s student population varies as a result of new student enrollments, graduations and student attrition. Historically, the Company’s revenue in the third and fourth fiscal quarters have generally benefited from increased student matriculations.

The Company’s institutes’ academic schedule generally does not affect its costs and its costs do not fluctuate significantly on a quarterly basis. Fluctuations in quarterly results, however, may impact management's ability to accurately project the available revenue necessary for operating and growing expenses through internal funding. The Company expects quarterly fluctuations in results of operations to continue as a result of seasonal enrollment patterns. These patterns may change, however, as a result of new campus openings, new program offerings and increased enrollment of adult students. The Company’s operating results have fluctuated and may continue to fluctuate widely.

If the Company is not able to continue to attract students to enroll in our courses without a significant decrease in course fees, its revenues may decline and it may not be able to maintain profitability.

The success of the Company’s business depends primarily on the number of students enrolled in its courses and the amount of course fees that its students are willing to pay. The Company’s ability to continue increasing its student enrollment levels without a significant decrease in course fees is critical to the continued success and growth of its business. This in turn will depend on several factors, including the Company’s ability to develop new programs and enhance existing programs to respond to changes in market trends and student demands, manage the Company’s growth while maintaining the consistency of its teaching quality, effectively market its programs to a broader base of prospective students, develop and license additional high-quality educational content and respond to competitive pressures. If the Company is unable to continue to attract students to enroll in its courses without a significant decrease in course fees, the Company’s revenue may decline and it may not be able to maintain profitability.

Failure to effectively and efficiently manage the expansion of the Company’s school network may materially and adversely affect its ability to capitalize on new business opportunities.

The Company plans to pursue a number of different strategies to expand its operations, including acquiring existing education institutions that align with the Company’s business plan, exporting its SSDC and CIBT programs to Asia and elsewhere, expanding its network of agents who recruit students on its behalf, importing international students to Canada who will pay international fees, thereby generating more revenues than domestic students, enhancing our infrastructure in China and Canada, and opening additional campuses worldwide. As of August 31, 2009, the Company has increased the number of its campuses in China to ten, and the number of its CIBT Center locations in China to thirteen. All of the CIBT Center locations have been set up.

The Company also acquired SSDC in December 2007 and has expanded its program offerings and partnerships. The rapid pace at which the Company has expanded and plan to continue expanding in the future may place substantial demands on its management, faculty, operational, technological and other resources. In particular, the Company may face challenges in the following areas:

●	controlling costs and developing operating efficiencies to manage the financial side of its expansion;
●	maintaining the consistency of its teaching quality and its culture to ensure that recognition of its brands do not suffer;
●	improving its existing operational, administrative and technological systems and its financial and management controls;
●
recruiting, training and retaining additional qualified teachers and management personnel as well as other administrative and sales and marketing personnel, particularly as its expand into new markets;

●	continuing to market the CIBT and SSDC brands to recruit new students for existing and future learning centers; and
●	obtaining the necessary government approvals to operate in new countries.

Any failure to effectively and efficiently manage its expansion may materially and adversely affect the Company’s ability to capitalize on new business opportunities or effectively run its existing operations, which in turn may have a material adverse impact on its financial condition and results of operations.

The Company’s success depends, in part, on its ability to keep pace with changing market needs.

The Company’s success significantly depends on acceptance of its programs by prospective students or employers. Economic and employment markets are developing rapidly. If the Company is unable to adequately respond to changes in market requirements, the rates at which its graduates obtain jobs could suffer and thus its ability to attract and retain students could be impaired. Accordingly, it is important for the Company to develop its programs or create new programs in response to changes in the economic and employment markets. The Company may not have enough funds to develop its current programs or create new programs. Even if the Company is able to expand its current programs or develop acceptable new programs, it may not be able to begin offering these new programs as quickly as its competitors offer similar programs.

The markets in which the Company will compete are intensely competitive and it may not be able to compete successfully.

The education and advertising markets in which the Company expects to compete are intensely competitive. The Company expects significant competition from the existing competitors in the education and advertising markets, most of which are substantially larger and have greater operating histories and records of successful operations. Existing competitors may also have greater financial resources, technical expertise, managerial capabilities and other resources, more employees, and more extensive facilities than the Company has or will have in the foreseeable future.

The Company may need additional capital to fully carry out its proposed expansion plan, and it may not be able to further implement its business strategy unless sufficient funds are raised, which could cause the Company to scale back its proposed plan or discontinue its expansion.

The Company will require significant expenditures of capital in order to carry out its full expansion plan.  The Company estimates that it will need financing of approximately $10.5 million to complete its proposed expansion plan for the next year. The Company had cash of approximately $10.3 million as of August 31, 2009. The Company believes it can generate net revenues and net profit over the next 12 months; however, it may need financing in excess of the planned amount of $18 million if it dramatically underestimates the costs involved with expanding. Should this occur, the Company plans to obtain the necessary funds by private placements or loans, if need be. The Company may not be able to raise those amounts from its planned sources. If the Company is not able to obtain the necessary additional financing, it may be forced to scale back its expansion plans or eliminate them altogether. Expending the Company’s cash resources on expansions could also negatively impact the its current operations by reducing the amount of funds available to cover additional expenses that may arise in the future or offset losses should the Company suffer a decrease in revenues.

The Company’s ability to obtain additional financing is subject to a number of factors, including the market price of its common shares, its competitive ability, market conditions, investor acceptance of its business or expansion plan, political and economic environment of countries where it is doing business, and investor sentiment. These factors may make the timing, amount, terms and conditions of additional financing unattractive or unavailable to the Company. If the Company is unable to raise additional financing, it will have to significantly reduce, delay or cancel its planned activities.

The Company’s advertising and graphic design business may be adversely impacted by an economic downturn.

Advertising and graphic design companies, in general, are dependent upon economic conditions. Historically, advertising revenues have increased with the beginning of an economic recovery, principally with increases in classified advertising from real estate. Decreases in advertising revenues have historically corresponded with regional or national recessionary conditions. The Company’s advertising revenues from the real estate industry constituted approximately 40% of IRIX’s overall revenues. A reduction in demand for advertising in the real estate and other industries could result from a decline in economic conditions and thus a decline in the amount spent on advertising in general. As a result, the Company’s actual consolidated results of operations may be adversely impacted by a decline in economic conditions.

IRIX currently depends on a large portion of Asian customers and the loss of, or a significant reduction from Asian customers would significantly reduce the Company’s revenues from advertising and graphic design, and adversely impact its consolidated operating results.

A large portion of the Company’s customers in the advertising and graphic design business are people of Asian descent in Vancouver, BC, or are related to or affiliated with people of Asian descent in Vancouver, BC. Should there be a downturn in the immigration environment in Vancouver, BC, this could cause the Company to lose customers and negatively impact its advertising revenues. The Company may not be able to maintain its current Asian customers. The Company cannot be certain that it can develop new customers or expand its customer base. This could cause its operating results to decline. Therefore, a loss of its Asian customers would materially reduce its revenues from its advertising and graphic design and adversely impact its consolidated operating results.

Risks Related to the Company’s Securities

The TSX Venture Exchange and the NYSE Amex are known as a risk capital exchanges where shares of speculative companies are often brought to market and traded. The liquidity and depth of these stock markets may be dependent upon a substantial number of factors including the economies in Canada and the United States, the desire of investors to enter into a speculative market, and the desire of broker-dealers in the United States to sell penny stocks. This may affect the pricing of the Company’s securities.

The Company’s shares would be classified as penny stocks and are covered by Section 15(g) of the Securities Exchange Act of 1934 (the “Exchange Act”) which imposes additional sales practice requirements on brokers-dealers who sell its securities. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the Company’s shares, which could severely limit the market liquidity of its shares and impede their resale in the secondary market.

The Company does not currently  intend to pay dividends.

The Company has never paid any cash dividends and currently does not intend to pay any dividends for the foreseeable future. To the extent that it requires additional funding currently not provided for in its financing plan, its funding sources may likely prohibit the payment of dividends. Because it does not intend to declare dividends, any gain on an investment in the Company will need to come through appreciation of its stock price.

Fluctuation and impairment of marketable securities will materially impact the Company’s net income and thus, its stock price.

The Company is required to value its marketable securities holdings at market value, instead of at the lower of cost and market value (in Canada this change in accounting policy took effect on July 1, 2007; such requirements were already in effect under U.S. GAAP). Fluctuation of the market price of marketable securities could adversely impact the Company’s net income. As of August 31, 2009, the Company owned 5,862,824 common shares representing approximately 7% of NextMart Inc., formerly Sun New Media Inc. (OTCBB: NXMR), having a market value of approximately $175,885. The quoted market value of the Company’s 5,862,824 common shares in NextMart Inc. declined to $0.02 at August 31, 2009.  During the year ended August 31, 2009, the Company recorded a mark to market adjustment in the Canadian dollar equivalent carrying value of the investment in NextMart totaling $39,574 which was recorded as a charge to other comprehensive income.

The Company has no control over the market price of marketable securities in other companies held by it and cannot predict the possible impact to its financial results. Since the Company’s investment in marketable securities is concentrated in the common stock of a single company, a decline in the price of these shares may produce a material decrease in the Company’s net income and thus, its share price.

Doubtful Accounts

We extend unsecured credit to a portion of the students who are enrolled at our schools and programs, and based upon past experience and current trends, an allowance for doubtful accounts with respect to tuition receivables is established. The Company’s allowance estimation methodology has been refined and considers a number of factors that, based on collections history, is believed to have an impact on the Company’s ability to collect student receivables. The Company monitors its collections and write-off experience and periodically determine whether adjustments to its allowance percentage estimates are necessary.  Changes to the design of the Company’s standard allowance estimation methodology, including allowance percentage estimates, may impact the Company’s estimate of allowance for doubtful accounts and its financial results.

Accounts receivable are written off when the account is deemed to be uncollectible. This typically occurs once the Company has exhausted all efforts to collect the account, which includes collection attempts by its employees and outside collection agencies.

DIVIDENDS

The Company has never declared or paid any cash or stock dividends on their common shares since their inception. Since the Company currently has a policy of investing earnings in the expansion of its business, the Company does not anticipate paying cash or stock dividends on their common shares for the foreseeable future. Future dividends on their common shares will be determined by the Company’s board of directors (the “Board”) in light of circumstances existing at the time, including their earnings and financial condition. There is no assurance that dividends will ever be paid.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

All of the issued common shares of the Company are fully paid and non-assessable.  Each common share entitles the holder thereof to one vote per share at all meetings of shareholders.  All of the common shares issued rank equally as to dividends, voting rights and distribution of assets on winding up or liquidation.  Shareholders have no pre-emptive rights, nor any right to convert their common shares into other securities.  There are no existing indentures or agreements affecting the rights of shareholders other than the notice of articles and articles of the Company.

MARKET FOR SECURITIES

Market

The common shares of the Company are listed and posted for trading on the TSX Venture Exchange and on the NYSE Amex under the symbol “MBA”.

Trading Price and Volume

The following table sets forth the particulars of the trading of the common shares of the Company on the TSX Venture Exchange during the most recently completed financial year:

Month	High (CDN$)	Low (CDN$)	Close (CDN$)	Volume
September 2008	$1.610	$1.190	$1.431	602,500
October 2008	$1.100	$0.380	$0.556	1,390,100
November 2008	$0.840	$0.350	$0.573	475,800
December 2008	$0.480	$0.355	$0.416	1,138,000
January 2009	$0.610	$0.420	$0.526	454,300
February 2009	$0.700	$0.500	$0.580	415,900
March 2009	$0.520	$0.440	$0.491	483,300
April 2009	$0.650	$0.460	$0.600	575,100
May 2009	$0.630	$0.540	$0.580	207,900
June 2009	$0.600	$0.520	$0.564	469,900
July 2009	$0.700	$0.560	$0.638	621,700
August 2009	$0.600	$0.520	$0.566	349,300

ESCROWED SECURITIES

None of the Company’s securities are held under an escrow or similar arrangement.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The name, province or state and country of residence, position with and principal business or occupation in which each director and executive officer of the Company has been engaged during the immediately preceding five years, is as follows:

Name, Position, Province or State and Country of Residence	Principal Occupation or Employment for the Past Five Years	Director Since
JACK BROZMAN1 Kansas, U.S.A. Director	Chairman, chief executive officer and president of Concorde Career Colleges, Inc. from 1991 until 2007; chairman of First State Bank of Kansas City; chairman of Lawrence Bank.	December 19, 2007
TOBY CHU3,4 B.C., Canada Chief Executive Officer, President, Vice-chairman and Director	Vice chairman, president and chief executive officer of the Company and its subsidiaries.	May 11, 1994
TONY DAVID2 B.C., Canada Director	Oral maxillofacial surgeon.	July 28, 1998
DAVID HSU1,2,4 California, U.S.A. Director and Chairman	Licensed physician.	February 27, 2006
TIM LEONG B.C., Canada Secretary and Chief Financial Officer	Secretary and chief financial officer of the Company.	Not Applicable
TROY RICE3 Arizona, U.S.A. Director
Chief investment officer of HFC Advisors since July 2007; chief financial officer of ON4 Communications Inc. from September 2008 to March 2009; chief operating officer of CIBT School of Business & Technology Corp. from October 2005 to October 2007; senior vice-president of Universal Technical Institute Inc. from June 2002 to February 2006.
October 28, 2005
G. DAVID RICHARDSON2,3,4 B.C., Canada Director	President of Octaform Systems; director of Kodiak Exploration Ltd.	August 12, 1999
DAVID WARNOCK2,4 Maryland, U.S.A. Director	Managing member of Camden Partners Holdings, LLC which he co-founded in 1995.	December 19, 2007
SHANE WEIR1,3 Hong Kong, PRC Director	Senior solicitor of Weir & Associates in Hong Kong and Shanghai; registered investment advisor and director of Asia Pacific Investment Advisors Ltd. in Hong Kong.	December 12, 2008

1.	Member of audit committee.
2.	Member of compensation committee.
3.	Member of corporate governance committee.
4.	Member of executive committee.

Term of Office

The term of office for each of the Company’s directors expires immediately before each annual meeting of shareholders.

Share Ownership

As of November 3, 2009, the directors and executive officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 21,879,442 common shares, which together represent approximately 32.6% of the Company’s issued and outstanding common shares.  The statement as to the number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of the Company as a group is based upon information furnished by the directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the directors or executive officers of the Company, is at the date of the AIF, or was within the past ten years before the date of the AIF, a director, chief executive officer or chief financial officer of other company, that:

(a)	was subject to an order (as defined below) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer and chief financial officer.

In this section, “order” means:

(a)	a cease trade order;

(b)	an order similar to a cease trade order; or

(c)	an order that denied the relevant company access to any exemption under securities legislation.

None of the directors or executive officer of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company are, or have been within the past ten years, directors, officers or promoters of other companies which were declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with any creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that company.

None of the directors or executive officers of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS
Legal Proceedings

The Company and its properties or holdings are not subject to any legal or other actions, current or pending, which may materially affect the Company’s operating results, financial position or property ownership.

Regulatory Actions

The Company has not:

(a)	had any penalties or sanctions imposed against it by a court relating to securities legislation or by a securities regulatory authority during the most recently completed financial year;

(b)	had any other penalties or sanctions imposed against it by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision; or

(c)	entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the most recently completed financial year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

For the purposes of this Annual Information Form, “informed person” means:

(a)	a director or executive officer of the Company;

(b)	a person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the outstanding voting securities of the Company; and

(c)	any associate or affiliate of any of the persons or companies referred to in paragraphs (a) or (b) above.

Except as described in this section, no informed person, no proposed director of the Company and no associate or affiliate of any such informed person or proposed director, has or has had any material interest, direct or indirect, in any transaction undertaken by the Company during its three most recently completed fiscal years or during the current fiscal year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

(i) Golden Field Company Profit Sharing Plan (David Hsu)

On August 14, 2006 the Company received a loan of approximately USD$1 million from Golden Field Company Profit Sharing Plan, an entity controlled by David Hsu, a director of the Company.  The loan bore interest at a rate of 12% per annum compounded quarterly and was due on November 29, 2007, with collateral of 500,000 shares in NextMart Inc. pledged by the Company as collateral. The Company repaid the full amount of the loan, including principal and accrued interest, on January 31, 2007.

(ii) Normal Course Issuer Bid - David Hsu and David Richardson

On July 12, 2007, the Company sold 800,000 treasury shares acquired through the provisions of the Company’s normal course issuer bid to David Hsu and David Richardson at approximately $1.61 per share (market price) for total proceeds of approximately $1,288,000.

(iii) Share Exchange with CIBT Shareholders

In May 2007, the Company completed the purchase of 3,813,935 previously issued common shares of CIBT from non-controlling shareholders of CIBT. A total of 4,853,113 common shares of the Company were issued at a price of $1.00 per share as payment for the CIBT shares. The Company’s ownership of CIBT increased to 99.8% as a result of the acquisition of the CIBT shares.

(iv)    Issuance of Shares to Shane Corporation S.à.r.l.

In December 2007, the Company issued 10,000,000 common shares to Shane Corporation S.à.r.l. (“Shane”), formed in Luxembourg, in exchange for all shares of CIBT School of Business & Technology Corp., a subsidiary of the Company, held by Shane.  David Warnock, a director of the Company, was an insider of Shane at the time of the transaction.

(v) Acquisition of Sprott-Shaw Degree College Corp.

Also in December 2007, the Company purchased the assets (the “Sprott-Shaw Assets”) used in the operation of the Sprott-Shaw Community College group of schools.  Upon the closing of this acquisition, Dean Dupperon, who held a beneficial interest in a vendor of the Sprott-Shaw Assets, became president of Sprott-Shaw Degree College Corp.  The Company paid $7,094,528 in cash and agreed to pay up to an additional $2,159,000 in contingent consideration for the Sprott-Shaw Assets.

(vi) Payments Incurred or Paid to Informed Persons

During the financial year ended August 31, 2009, the Company and its subsidiaries incurred an aggregate of $1,571,380 for management and consulting fees, and salaries to certain officers, management and certain directors and/or their private companies employed by the Company and its subsidiaries.  Included in this amount is the aggregate cash sum of $480,000 paid to Toby Chu of Richmond, British Columbia, a director and executive officer of the Company, and the aggregate cash sum of $657,000 paid to Dean Duperron of Vancouver, British Columbia, an executive officer of a subsidiary of the Company.

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent of the Company is Computershare Trust Company of Canada.  The Company’s register of transfer of common shares is located in Vancouver, BC.

MATERIAL CONTRACTS

The Company has entered into the following contracts, other than contracts entered into in the ordinary course of business, that are material to the Company and that were entered into within the most recently completed financial year, or prior thereto but are still in effect:

1.
On December 10, 2007, the Company and CIBT entered into an Agreement and Plan of Reorganization with Shane Corporation S.à.r.l. (“Shane”), a private limited liability company incorporated in Luxembourg (the “Reorganization Agreement”) in order to increase the Company’s ownership of CIBT. Under this agreement, the Company issued 10,000,000 common shares to Shane in exchange for all shares of CIBT held by Shane.

INTERESTS OF EXPERTS

The Company’s auditor is Deloitte & Touche LLP, 1055 Dunsmuir Street, Suite 2800, Vancouver, BC, V7X 1P4.  Deloitte & Touche LLP has reported on the Company’s consolidated financial statements for the year ended August 31, 2009, which have been filed with the relevant securities regulatory authorities. Deloitte & Touche LLP is independent from the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

ADDITIONAL INFORMATION

Audit Committe

Pursuant to the provisions of National Instrument 52-110 Audit Committees (“NI 52-110”) reporting issuers in those jurisdictions which have adopted NI 52-110 are required to provide disclosure with respect to its audit committee including the text of the audit committee’s charter, composition of the committee, and the fees paid to the external auditor.  The Company’s audit committee charter is attached as Appendix A.

Composition of Audit Committee

The Company’s audit committee (the “Audit Committee”) is comprised of Jack Brozman, David Hsu and Shane Weir. All members of the Audit Committee are independent directors of the Company within the meaning of NI 52-110. The Chairman of the Audit Committee is David Hsu.  All members of the Audit Committee are financially literate.  The Company considers “financial literacy” to be the ability to read and understand a company’s fundamental financial statements, including a company’s balance sheet, income statement and a cash flow statement.  The members of the Audit Committee are elected by the Board at its first meeting following the annual shareholders’ meeting to serve one year terms and are permitted to serve an unlimited number of consecutive terms.

Relevant Education and Experience

In addition to each member’s general business experience, the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member is as follows:

Jack Brozman received a Bachelor of Science degree in Business from Washington University in St. Louis, Missouri in 1972, and an MBA in 1974. He possesses over 35 years of business experience and has served in the leadership role of president and/or chief executive officer for 25 of those years.  Mr. Brozman was chief executive officer, chairman of the board of directors and president of Concorde Career Colleges, Inc. from 1991 until 2007. He is the chairman of the board of directors of First State Bank of Kansas City, a position he has held since 1994. In 1991, he was named the chairman of the board of directors of La Petite Academy, an American company providing services in child care and pre-school education. Mr. Brozman had been appointed the president, chief executive officer and treasurer of La Petite Academy in 1988.

David Hsu obtained his Medical Doctorate from the Medical School of the University of Hamburg, Germany in 1967 and MBA from Pepperdine University of Malibu, California in 1987. Dr. Hsu is a founder, director and president of MedicineNet, Inc., an internet business that provides medical information online.

Shane Weir is a qualified solicitor and consultant with Weir & Associates, Solicitors & Notaries in Hong Kong.  He received his LL.B from the University of Saskatchewan in 1977 and practices in areas of Business Law, Banking Law, Commercial Law, Finance, Immigration, Intellectual Property, Securities, Taxation, Telecoms, Trademarks, Entertainment Law, and Trusts and Estates. Mr. Weir is an independent non-executive director of the audit committee of e-Kong Group Limited, a listed company in Hong Kong.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year, was a recommendation of the audit committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on the exemption in sections 2.4 (De Minimis Non-audit Services), 3.2 (Initial Public Offerings), 3.4 (Events Outside Control of Member), 3.5 (Death, Disability or Resignation of Audit Committee Member) of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Reliance of the Exemption in Subsection 3.3(2) or Section 3.6

At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on the exemption in subsection 3.3(2) (Controlled Companies) or section 3.6 (Temporary Exemption for Limited and Exception Circumstances) of NI 52-110.

Reliance on Section 3.8

At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on section 3.8 (Acquisition of Financial Literacy) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee is required to approve the engagement of the Company’s external auditors in respect of non-audit services.

External Auditor Service Fees (by category)

The aggregate fees billed by the Company’s external auditors in each of the last two financial years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees1	Tax Fees2	All Other Fees3
2009	$482,545	$307,253	$31,798	$202,346
2008	$350,000	$43,600	$70,000	Nil

1.   Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under “Audit Fees”.
2.   Fees charged for tax compliance, tax advice and tax planning services.
3.    Fees for services other than disclosed in any other column.

General

Additional information relating to the Company may be found on the SEDAR website at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans is contained in the Company’s information circular for its annual meeting scheduled to be held on December 18, 2009 is available on SEDAR.

Additional financial information is provided in the Company’s audited consolidated financial statements and management discussion and analysis for the financial year ended August 31, 2009.

APPENDIX A

Audit Committee Charter

Purpose

The primary purpose of the Audit Committee (the “Committee”) is to assist the Board of Directors (the “Board”) in fulfilling its responsibility to oversee management's conduct of the Company's financial reporting process. This includes oversight and review of the following:

●	financial reporting and the accounting system,
●	the Company's systems of internal accounting and financial controls, and
●	the annual independent audit of the Company's financial statements.

In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of the Company and the power to retain outside counsel, auditors or other experts for this purpose.  The Board and the Committee are in place to represent the Company's shareholders; accordingly, the outside auditor is ultimately accountable to the Board and the Committee.

The Committee shall review the adequacy of this Charter on an annual basis.

Membership

The Committee shall be comprised of not less than three “independent” members of the Board and the Committee's composition will meet the requirements of the Audit Committee Policy of the NASDAQ. Accordingly, all of the members will be directors who meet the independence requirements specified by the SEC and the NASDAQ. All members must also be financially literate or become financially literate within a reasonable period of time appointment to the Committee. In addition, at least one member of the Committee will have accounting or related financial management expertise.

The Committee may seek guidance from the Company’s legal counsel to determine the independence of a particular director on an as needed basis.

Each Committee member will be appointed by the Board of Directors for a one year term and may serve any number of consecutive terms.

At the beginning of each fiscal year, the Committee members shall select a Chairperson.

Meetings

The Committee is required to meet at least once per fiscal quarter to review interim and annual financial statements before filings are made with the appropriate regulatory body.

The Committee Chairperson shall, in consultation with management and the auditors, establish the agenda for each meeting and ensure agenda materials are circulated to members in advance of each meeting such that sufficient time is provided for members to review the materials.

The audit committee shall keep regular minutes of its meetings and record all material matters and shall cause such minutes to be recorded in the books kept for that purpose and shall distribute such minutes to the board of directors.

A majority of the members of the audit committee shall constitute a quorum thereof. Questions arising shall be determined by a majority of votes of the members of the audit committee present, and in the case of an equality of votes, the chairperson shall not have a second or casting vote.

Authority

The audit committee shall have the power, authority and discretion delegated to it by the board of directors which shall not include the power to change the membership of or fill vacancies in the audit committee.

The audit committee shall conform to the regulations which may from time to time be imposed upon it by the board of directors. The board of directors shall have the power at any time to revoke or override the authority given to or acts done by the audit committee except as to acts done before such revocation or act of overriding and to terminate the appointment or change the membership of the audit committee or fill vacancies in it as it shall see fit.

Resolutions

A resolution approved in writing by all of the members of the audit committee shall be valid and effective as if it had been passed at a duly called meeting. Such resolution shall be filed with the minutes of the proceedings of the audit committee and shall be effective on the date stated thereon or on the latest date stated in any counterpart.

General Responsibilities

The Committee's job is one of oversight and members of the Committee recognize that the Company's management is responsible for preparing the Company's financial statements and that the outside auditors are responsible for auditing those financial statements. In carrying out its oversight responsibilities, the Committee is not providing any expert or special assurance as to the Company's financial statements or any professional certification as to the outside auditor's work.

The following functions shall be the common recurring activities of the Committee in carrying out its oversight function.  These functions are set forth as a guide with the understanding that the Committee may diverge from this guide as appropriate given the circumstances.

●
Review the annual financial statements and related matters and recommend their approval to the board of directors, after discussing matters such as the selection of accounting policies, major accounting judgments, accruals and estimates with the auditors and management prior to the Company’s filing of the Form 10-K.

●	Review the annual information form, if applicable.

●
Review the interim financial statements, as a group or through the Committee chair, with the outside auditors and discuss matters such as the selection of accounting policies, major accounting judgments, accruals and estimates with the auditors and management prior to the Company's filing of the Form 10-Q.

●	Oversee all aspects of the external audit, including the following:

●	audit results, selection of an independent public accounting firm,
●	terms of engagement of each audit, including review of the interim financial statements and the audit of the annual financial statements,
●	the reasonableness of estimated audit fees,
●	the scope of the audit, including materiality, locations to be visited, audit reports to be prepared, areas of audit risk, timetable, deadlines and coordination with any internal audits taking place,
●	the post-audit management letter together with management’s response,
●	the form of the audit report,
●	any other related audit engagements (e.g. audit of the company pension plan),
●	non-audit services performed by an auditor,
●	provision by the auditors of a formal written statement outlining all relationships between the auditor and the Company on an annual basis,
●	assessing the auditor’s performance, as well as the impact non-audit services performed by the auditors’ accounting firm on the auditors’ independence,
●	recommending the auditor for appointment by the board of directors, and
●	meeting with the auditors to discuss pertinent matters, including the quality of accounting personnel.

●
Discuss with management and the outside auditors the quality and adequacy of the Company's accounting systems, the reliability of the accounting systems, the effectiveness of the internal controls and any changes needed to improve such reliability and effectiveness.

●	Review any internal control weaknesses identified by the auditors, together with management’s responses.

●
Ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements (except for disclosure required to be reviewed by the audit committee), and periodically assess the adequacy of those procedures.

●	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

●	Review and oversee any and all transactions between the Company and a related party of the Company.

●	Oversee the hiring process to fill key financial positions within the Company, including chief financial officer and the controller.

●	Oversee succession planning and human resource development within the Company’s accounting and finance groups.

●	Report to the board of directors following each meeting on the major discussions and decisions made by the audit committee and propose recommendations to the board.

●	The Committee shall:

●	Have the power to conduct or authorize investigations into matters within the Committee’s scope of responsibilities.
●	Have unrestricted access to members of management and all information relevant to its responsibilities.
●	Be empowered to retain independent counsel, external accountants, or others to assist it in the conduct of its duties, as the Committee deems necessary.
●
The Company must provide appropriate funding, as determined by the Committee, to compensate the external accountants engaged for the purpose of rendering an audit report or performing other audit, review or attest services, to compensate any advisers employed by the Committee, and to pay ordinary administrative expenses that are necessary or appropriate in carrying out the Committee’s duties.

●	Request members of management, counsel, internal audit, and external accountants, to participate in Committee meetings, as necessary, to carry out the Committee responsibilities.
●
Periodically and at least annually, the Committee shall meet in private session with only the Committee members. The Committee shall also meet in executive session separately with the external accountants, at least annually. However, either the external accountants or counsel, may, at any time, request a meeting with the Audit Committee or the Committee chairperson, with or without management attendance.

Other Functions — The Committee shall perform such other functions assigned by law, Nasdaq, the Company’s certificate of incorporation or bylaws, or the Board of Directors.

External Reports — The Committee shall provide for inclusion in the Company’s proxy statement or other SEC filings, any report from the Audit Committee required by applicable laws and regulations and stating among other things whether the Audit Committee has:

●	Reviewed and discussed the audited financial statements with management
●	Discussed with the external accountants the matters required to be discussed by SAS 61 relating to the conduct of the audit.
●
Received disclosures from the external accountants regarding the accountants’ independence as required by Independence Standards Board Standard No. l and discussed with the accountants their independence.

Pre-Approval Policies and Procedures

The Committee has not adopted specific policies and procedures for the engagement of non-audit services.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in section 2.4 of MI 52-110 (“De Minimis Non-audit Services”), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company’s most recent completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board.